Institutional Investment Strategy Fund (IISF)

AN ENDOWMENT-STYLE FUND THAT INCLUDES PUBLIC AND PRIVATE MARKETS.

Fund Overview

IISF (the "Fund") seeks long-term capital appreciation through an endowment-style approach, investing across public and private assets, including private equity, real estate, infrastructure, private credit, hedge funds, public equities, and fixed income. The Fund invests primarily through specialist institutional asset managers chosen for their experience in specific markets.

BUILT FOR:

- Long-horizon investors
- Retirement accounts
- Investors who want more than stocks and bonds

Fund features

Long-term investing for your long-term assets

The world's largest long-term investors don't invest in just stocks and bonds. Now we're bringing their approach to your retirement and long-term investment accounts. The Fund is an SEC-registered closed end fund, operating as an interval fund, making institutional, endowment-style investing available to everyone.

Alternative and traditional assets in every share

Every share of the Fund is designed to give you a broadly allocated portfolio, with investments in private equity, private credit, hedge funds, special situations, real estate, public equities, and fixed income. We give you access to top alternative asset managers by investing with firms like Carlyle, Blue Owl, Golub, and Hamilton Lane[1].

Available to everyone

Historically, this kind of endowment-style portfolio was available only to institutional and ultra-wealthy investors. We're changing that. With just a $1,000 minimum investment, no accreditation requirements, and simple 1099 tax reporting, we want every investor to have the opportunity to build more long-term wealth.

Lower fees

By pooling the buying power of our investors, the Fund is able to deliver a portfolio with the potential for lower overall fees. For example, when investing in registered funds, we purchase institutional share classes, which bear no sales loads and typically offer lower fees than what's available to individual investors.

Direct indexing included

The Fund invests in public equities using direct indexing. By buying individual stocks of the S&P 500, rather than investing in an ETF, we are able to tax-harvest losses at the individual equity level. We can pair these losses with gains from other parts of the portfolio, which can improve after-tax returns.

Regular liquidity windows

Traditionally, investing in alternative assets like private equity or venture capital required you to lock up your money for as long as 10 years (or more!). While the Fund is designed for long-term buy and- hold investors, it does offer quarterly repurchase windows that allow investors to sell shares.

Performance

Total return, Founder Class shares

	ANNUALIZED RETURN	ANNUALIZED VOLATILITY[2]
Since Inception	12.49%	4.84%


40%
30%
20%
10%
2024
2025
2026

	1 QUARTER	YTD	1 YEAR	SINCE INCEPTION
Total Return Most recent qtr ending 9/30/2026	1.77%	8.74%	11.25%	35.52%

Monthly returns Net of fees

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec	Year
2024			2.10%[3]	-1.76%	2.19%	1.17%	1.35%	1.14%	1.60%	0.00%	2.96%	-0.87%	10.2%[4]
2025	1.66%	-0.27%	-2.00%	0.37%	2.87%	2.96%	1.66%	1.03%	1.87%	1.50%	0.41%	0.38%	13.1%
2026	0.99%	0.08%	-1.39%	3.72%	2.79%	0.54%	0.31%	1.23%	0.23%				

Allocation



Private Equity	22%	Hedge Funds	4%
Public Equities	40%	Private Real Estate	7%
Fixed Income	10%	Private infrastructure	6%
Private Credit	5%	Special Situations	6%

Asset Managers

BC Partners Credit	*Special situations*
Blue Owl Real Estate	*Private real estate*
Carlyle AlphInvest	*Private equity*
Golub Capital	*Private credit*
Hamilton Lane	*Private equity* *Private infrastructure*
Muddy Waters	*Hedge funds* *Public equities*
Rhumbline Advisors	*Public equities*
Variant Investments	*Private credit*

Manager commentary

As we head into the final quarter of the year, the market backdrop continues to present a noisy and conflicting set of conditions. Government bond yields both in the U.S. and globally are moving persistently higher, reflecting discontent over rising government debt (more of an issue for Japan and certain European countries than for the U.S.) and sticky inflation expectations. Those same elevated inflation expectations have led the Federal Reserve and central banks around the world to begin hiking short term policy rates. It's easy to forget that we entered 2026 with markets broadly expecting an easing cycle.

As long-term investors, our priority is building a portfolio that can succeed over market cycles. We're always mindful of current conditions, but we don't attempt to predict the future direction of markets. We stay disciplined in our diversified asset allocation while continuously evaluating the risk/reward available to us across a broad and diverse set of investment opportunities.



Wendy Li, CFA
PORTFOLIO MANAGER

Experience
- Managing Director, Mother Cabrini Health Foundation
- Director of Investments, UJA-Federation of New York
- Senior Analyst, Metropolitan Museum of Art

Education
- Bachelors of Arts, Columbia University

Certifications
- CFA Charterholder

Key facts

Inception date	March 5, 2024	**Redemptions**	Quarterly, up to 5% of outstanding shares
Structure	SEC-registered closed-end interval fund	**Custodian**	Fifth Third Bank
Fees[5]	**Founder Class** 0.75% **Investor Class** 1.00%	**Fund Administrator**	MUFG Investor Services
Minimum Investment	**Founder Class** $10,000 (taxable accounts) $1,000 (IRA accounts) **Investor Class** $1,000	**Fund Ticker**	Founder Class XIVYX Investor Class IVYIX

1. Managers of underlying fund holdings as of 9/30/2026. Fund holdings are subject to change.
2. Reflects annualized standard deviation of monthly returns.
3. Partial month.
4. Since inception through 12/31/2024.
5. Includes management and shareholder servicing fees.

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers, and as such provides limited liquidity. The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

The Fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges, and expenses of an investment. The prospectus contains this and other information — read it carefully before investing.

An investment in the Fund involves risk, including loss of principal. Diversification does not eliminate the risk of experiencing investment losses. Past performance is no guarantee of future results.

The statements and opinions expressed here are those of the author. Any discussion of investment strategies represents the author's views as of the date of the articles and is subject to change without notice.